                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 3

                                       TO

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT

                                      UNDER

                       SECTION 14(d)(1) OR 13(e)(1) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                            WINK COMMUNICATIONS, INC.

         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)


                                      N/A*

                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                             MARY AGNES WILDEROTTER

                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                            WINK COMMUNICATIONS, INC.

                           1001 MARINA VILLAGE PARKWAY

                            ALAMEDA, CALIFORNIA 94501

                                 (510) 337-2950

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)


                                   COPIES TO:


                            HERBERT P. FOCKLER, ESQ.

                               JON C. AVINA, ESQ.

                        WILSON SONSINI GOODRICH & ROSATI

                            PROFESSIONAL CORPORATION

                               650 PAGE MILL ROAD

                        PALO ALTO, CALIFORNIA 94304-1050

                                 (650) 493-9300


                            CALCULATION OF FILING FEE

                  TRANSACTION VALUATION+                    AMOUNT OF FILING FEE
                  ----------------------                    --------------------
$5,214,748................................................        $1,043**

  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,516,971 shares of common stock of Wink Communications, Inc. having an aggregate value of $5,214,748 as of December 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         AMOUNT PREVIOUSLY PAID: $1,043

                      FORM OR REGISTRATION NO.: SCHEDULE TO

                     FILING PARTY: WINK COMMUNICATIONS, INC.

                          DATE FILED: DECEMBER 28, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 974168106.

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed by Wink Communications, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on December 28, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on January 2, 2002, and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on January 9, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock as set forth in the Schedule TO held by eligible employees of the Company for new options to purchase shares of the Company's common stock. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Exchange"), (2) the Election Form filed as Exhibit (a)(2) to the Schedule TO,
(3) the Memorandum from Chief Executive Officer to Employees dated December 28, 2001 filed as Exhibit (a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

         This Amendment No. 3 amends the Schedule TO in order to report the final results of the exchange offer. A total of 59 persons elected to participate in the exchange offer. These 59 persons tendered a total of 3,092,063 options to purchase the Company's common stock in return for promises to grant new options on the grant date of July 31, 2002.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   WINK COMMUNICATIONS, INC.



                                   By: /s/ MARY AGNES WILDEROTTER
                                       -----------------------------------------
                                           Mary Agnes Wilderotter
                                           President and Chief Executive Officer

Date: February 1, 2002